

OFFERING MEMORANDUM

facilitated by



Square Root Models

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Square Root Models
State of Organization	FL
Date of Formation	10/20/2021
Entity Type	Limited Liability Company
Street Address	101 SE 13th St, Deerfield Beach FL, 33441
Website Address	www.sunbakedgoods.com

(B) Directors and Officers of the Company

Key Person	Brianna Alfaro-Bowes
Position with the Company Title First Year	Founder 2021
Other business experience (last three years)	**NATIONAL EXECUTIVE DIRECTOR** Women's Cannabis Chamber of Commerce | 2018 - 2022 *- Originally recruited by WCCC CEO/Founder to establish the Florida WCCC chapter in 2018 and promoted to National Executive Director in 2022.* *-Capitalized on industry expertise and connections through the*

establishment of a fundraising platform from ground to deployment, and devised a database for organization, sponsors, and donors.
- Rendered oversight of aspects of organization operations including HR, SOP development, budget management, talent acquisition, and the improvement of service offerings to members through national strategic partnerships.
- Doubled national membership count within Y1
- Recruitment and Training of 5+ New State Directors

- **CHIEF OPERATING OFFICER**

  Nexx Health | 2019 - 2022

  - Directed all aspects of corporate enterprise business operations including business processes, organizational designs, and team performance.
  - Strategized business structure amid the COVID19 pandemic, adding two successful locations with new recurring revenue streams through memberships and regional partnerships.

  - Scaled management team to accommodate business growth, expanding manager workforce by 20%+
  - Improved financial performance, visibility, and predictive capabilities through the deployment of comprehensive business control processes.

  - Designed 3 in-house brands replacing highest grossing third-party product offerings while establishing relationships through various channels of distribution.

- **MEDICAL MARIJUANA CLINIC FRANCHISE OWNER**

  Miracle Leaf Cannabis Clinics | 2018 -

	2019
	- Manage all financial areas and oversee operational aspects of two area locations *- Building each location from vanilla shells; sourcing contractors and equipment; managing construction and marketing locations; and developing staff and management teams.* *- Ranked highest-grossing franchise owner for two quarters in a row across 40* *- Assisted corporate with product development, adding 35 SKUs to a limited product line while sourcing and working with a variety of domestic and international manufacturers.* *- Tracked all expenditures and revenue, developing future forecasts and establishing concrete SOPs for the use of corporate and other franchisees.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Brianna Alfaro-Bowes	100%

(D) The Company's Business and Business Plan

Sunbaked Goods is truly cannabis with a woman's touch.

The Products: We offer a carefully curated catalog of consistently-dosed, delicious, and healthier cannabis edibles; with a variety of categories to fit the needs of any consumer, regardless of potential dietary restrictions. Our commitment to the highest quality standards translates into consumer safety and good practice. Sunbaked Goods uses state-certified, third-party laboratories to perform comprehensive analytical testing services that ensure the safety and purity of our cannabis products.

All laboratories contracted by Sunbaked Goods have been audited by independent third parties and federal agencies such as the FDA (no 483s), EPA, and USDA. 2022 was the launch of Sunbaked Goods hemp and adult-use edibles, featuring 8 flavors of vegan & gluten-free gummies. In 2023, Sunbaked Goods will see the launch of our Sunbaked Goods Granola, trail mix, and Agua Fresca lines.

The Market: According to a market research study published by Custom Market Insights, the demand analysis of the Global Cannabis Edibles Market size & share revenue was valued at approximately USD 20.47 Billion in 2021 and is expected to reach around USD 197.74 Billion by 2030, at a CAGR of 32.04% between 2021 and 2030. According to retail sales data from the six states Headset tracks, overall edibles sales grew by more than 20% from $1.15 billion in 2020 to $1.38 billion in 2021. With consistent exponential growth, legacy and emerging brands must have the ability to continuously pivot and meet demand. Sunbaked Goods is committed to becoming the low-calorie, health-conscious edible company that can deliver high-quality, consistent results without compromise.

"Medical marijuana patients who need higher doses of THC might want to avoid a full-calorie chocolate bar every day to get their medicine. As a result, some consumers are focusing more on health and wellness in their purchasing decisions,., seeking out low- and no-sugar options."

The Culture: A collection of trustworthy products to share and enjoy with people you love. Sunbaked Goods partners with local, state, and national organizations such as the Women's Cannabis Chamber of Commerce to educate and uplift our communities. Sunbaked Goods believes in good. Through replicating other industry CPG standards, we are able to reinvest back into our communities and the small-business that originally believed and invested in us.

The Future: Sunbaked Goods NY adult-use products will hit the shelves in Q2 2023, with NJ and CA following in Q3 & Q4. Following fundraising, Sunbaked Goods will introduce new sales & marketing positions that will allow us to form new partnerships and licensing agreements in 2024.

The Team

Brianna Bowes, Founder

Sunbaked Goods is a minority woman-owned business founded by Brianna Bowes in 2022. Ms. Bowes is a cannabis industry leader, having been the youngest founder & operator of a medical marijuana clinic chain in the state of Florida and currently serving as the Executive Director of the Women's Cannabis Chamber of Commerce.

A trailblazer for young minority women, she is a regular speaker at industry events across the US. Ms. Bowes emphasizes the importance of educating consumers and modernizing the cannabis industry. She works closely with other well-known brands and organizations to facilitate the mainstreaming of cannabis products in the US.

Richard Yost, Advisor

Current CEO & Founder of Airo Brands. After providing organic, contaminant-free soil to a U.S. veteran turned home cannabis gardener, Mr. Yost realized the value of using natural compounds, such as cannabis, as medicine and the need to return to natural cultivation methods for all crops. As the youngest entrepreneur to be presented with a medical marijuana license in New York, he currently excels as the founder and the chief executive officer of Airo Brands Inc., which offers plant-based, non-cannabis-touching medicine in seven different states. Over the years, Mr. Yost has also served as an angel investor for various companies specializing in health and wellness, urban agriculture, soil science, cannabis science and delivery, consumer products, alternate energy, and energy efficiency.

April Rodriguez, Senior Advisor

April Rodriguez was born and raised in Miami, Florida. She grew up in a large Hispanic home with her parents and five siblings. While in college, this diligent student started her career as a paralegal at a real estate firm in 1999. There she was amazed at all the facets of real estate. She expanded her knowledge of the industry by becoming a mortgage broker in 2003 and later a realtor in 2006. In late 2008, her father was diagnosed with advanced prostate cancer. That devastating news sparked April's interest in cannabis and its medicinal benefits. In 2013, cancer took her father's life and that further motivated her to build awareness of the benefits of cannabis. In 2016, her determination proudly earned her a broker license. Throughout the years, April has established herself as an advocate, educator, and professional in the emerging and rapidly growing cannabis industry. For nearly a decade, her talent has successfully assisted multiple cannabis corporations plan and expand their businesses throughout the state of Florida. Today, her experience has extended her reach across the country. Due to her extensive knowledge in the cannabis industry, she created and is seated at the "Head of the Cannabis Division" of The Keyes Company. April's most recent appointment is "National Director of Strategic Partnerships of the Women's Cannabis Chamber of Commerce." Her latest endeavor is the development of "The Psychedelic Group," which brings awareness to psychedelics and its therapeutic benefits revolving around mental health. April's passions include quality time spent with her husband and three boys, traveling, and enjoying different ethnic and cultural cuisines.

Thunder Walker, Advisor

Thunder Walker is the CEO of Women Pushing Dirt and Proud Mary Cannabis LLC. WPD was the brainchild of her late father James Jones, who passed of cancer. As a wellness/lifestyle real estate developer, she builds properties that serve to provide better choices for where you live and work. Under Thunder's direction the team builds and renovated homes and commercial properties that provide neighborhoods with raised gardens and grows, air and water purifiers, energy efficient appliances, and built-in learning centers. Along with helping women and men enter into the cannabis industry. Thunder is most excited about her latest project, Proud Mary Cannabis LLC®. It is a luxury women and minority owned Dispensary and Consulting corporation in Oklahoma. Women Pushing Dirt, is a digital magazine and podcast that spotlights empowered women in the real estate and construction industry from all across the U.S. and Canada. She has mentored women who have run construction sites for large companies, to women that are pioneers in cannabis, to women who develop tiny homes. She is an advocate for the cannabis real estate industry. Travel with Thunder on the road to opportunity! Keep On Burning.

Will Breakell, Advisor

Current CEO & Founder of Blazy Susan & Blazy Builds. Will Breakell is a Multifaceted Entrepreneur with a knack for Cannabis. Currently involved with multiple projects spanning from Retail Products to Hemp Cultivation, and BioPlastics. Former Day-Trader and Investor, active in the Cannabis Industry since 2014. Passionate about elevating the industry and ending the Stigma of Cannabis through positive shared experiences.

Henry Calix, Advisro

Henry Calix is well-known as the founder and CEO of Weedsies. He has grown into an accomplished entrepreneur with a string of companies in his control, which include Weedsies, Calix Fashion, and Perspective Podcast with Henry Calix among other investment companies under development. His company, Weedsies, was a major force during the pandemic as it ensured that businesses in the cannabis industry continued to operate and serve their customers. Henry Calix has been named in the list of the Top 20 CEOs of 2020 by CEO Weekly and featured in Forbes Magazine's 100 Year Celebration 2021 Print Edition. His entrepreneur journey started with less than a dollar in his bank account. Today, he's revolutionizing the cannabis industry by incorporating all three sectors of the industry and making them all available on one online marketplace.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	April 15, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Inventory	$25,000	$45,000
Hiring	$30,000	$40,000
Advertising & Marketing	$38,250	$30,630
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 2.5%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.76%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	2.0%
$106,000	2.1%
$112,000	2.2%
$118,000	2.4%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $45,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $45,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Brianna Alfaro-Bowes	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sunbaked Goods's fundraising. However, Sunbaked Goods may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Sunbaked Goods, we have had the following material changes and trends:

- Decrease in costs relating to packaging and product.

- Finalized agreements for adult-use products in New York & New Jersey.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$779,400	$2,539,763	$3,659,315	$3,842,278	$3,957,543
Cost of Goods Sold	$354,794	$1,188,080	$1,736,325	$1,736,325	$1,736,325
Gross Profit	$424,606	$1,351,683	$1,922,990	$2,105,953	$2,221,218
EXPENSES					
Total Advertising & Marketing	$149,090	$315,000	$370,986	$370,986	$370,986
Automobile/Gas	$6,300	$8,400	$8,400	$8,400	$8,400
Bank Service Charges	$1,200	$1,200	$1,200	$1,200	$1,200
Business Licenses and Permits	$75	$75	$75	$75	$75
Insurance	$4,950	$3,700	$5,199	$5,328	$5,461
Dues and Subscriptions	$3,000	$6,000	$3,151	$3,229	$3,309
Meals and Entertainment	$17,560	$81,180	$145,980	$145,980	$145,980
Airfare & Travel	$18,000	$24,000	$24,000	$24,000	$24,000
Professional Fees	$8,000	$16,000	$16,000	$16,000	$16,000
Charitable Contributions	$4,246	$13,516	$19,229	$19,229	$19,229
Subcontractors / Employees	$174,743	$541,214	$578,874	$578,874	$578,874
Operating Profit	$37,442	$341,398	$749,896	$932,652	$1,047,704

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$5,000.00	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$4,447.00	$0
Revenues/Sales	$43,515.00	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$19,320.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V